UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)*

4Licensing Corporation
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

35104T107
 (CUSIP Number)

Darrell Swank
Leslie G. Rudd Living Trust U/T/A dated March 31, 1999
2416 E. 37th St. N.
Wichita, KS 67219
(316) 847-4847
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35104T107

1	NAMES OF REPORTING PERSONS Leslie G. Rudd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by each Reporting Person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,153,847
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,153,847
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,153,847
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.03% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 35104T107

1	NAMES OF REPORTING PERSONS Leslie G. Rudd Living Trust U/T/A dated March 31, 1999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by each Reporting Person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,153,847
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,153,847
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,153,847
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.03% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of 4Licensing Corporation, a Delaware corporation (the "Company").  The address of the Company's principal executive offices is 767 Third Avenue, New York, New York 10017.

Item 2.  Identity and Background.

a.
This Schedule 13D is being jointly filed with the Securities and Exchange Commission ("SEC") by Leslie G. Rudd and the Leslie G. Rudd Living Trust U/T/A dated March 31, 1999 (the "Living Trust" and, together with Mr. Rudd, the "Reporting Persons").

b.	The business address of the Reporting Persons is 2416 E. 37th St. N., Wichita, KS 67219.

c.
The principal occupation of Mr. Rudd is serving as owner of LRICO Services, LLC ("LRICO"), a private investment holding company with diverse holdings including multiple operating companies in a variety of industries, real estate, marketable securities and other investments.  The business address of LRICO is 2416 E. 37th St. N., Wichita, KS 67219.  The Living Trust, for which Mr. Rudd serves as the trustee, owns all of the shares of Common Stock and related securities of the Company being reported by the Reporting Persons in this Schedule 13D.  The Living Trust is a revocable living trust established for the benefit of certain beneficiaries, including certain of Mr. Rudd's immediate family members.

d.	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Rudd is a citizen of the United States. The Living Trust is governed under the laws of the State of Colorado.

Item 3.  Source and Amount of Funds or Other Consideration.

On January 30, 2015, the Company, entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Living Trust, pursuant to which the Company (i) agreed to issue to the Living Trust (a) 769,231 shares (the "Initial Shares") of Common Stock, and (b) warrants (the "Initial Warrants") to purchase up to an additional 1,538,462 shares of Common Stock at an exercise price of $0.72 per share (the "Exercise Price") for an aggregate purchase price of $500,000 (the "Initial Offering") and (ii) granted the Living Trust an option, which expires on January 30, 2025, to purchase in one or more transactions up to an additional (a) 6,923,077 shares (the "Option Shares") of Common Stock and (ii) warrants (the "Option Warrants" and, together with the Initial Warrants, the "Warrants") to purchase up to an additional 6,923,077 shares of Common Stock at the Exercise Price for an aggregate purchase price of $4,500,000 in one or more transactions.

Under the Purchase Agreement, for so long as the Living Trust beneficially owns at least 769,231 shares of Common Stock, the Living Trust shall have certain rights of first refusal with respect to proposed future issuances of Common Stock by the Company. Under the Purchase Agreement, for so long as the Living Trust beneficially owns at least 769,231 shares of Common Stock, the Living Trust shall have the right to nominate one member of the Company's Board of Directors (the "Board") for election.  Upon the sale and issuance of all or part of the Option Shares, for so long as the Living Trust beneficially owns at least 20% of the outstanding shares of Common Stock on a fully-diluted basis, the Living Trust shall have the right to nominate one additional member of the Board for election for so long as the Board consists of five members and, in the event the size of the Board is increased, the Living Trust shall have the right to nominate a pro rata share of additional directors.

Commencing on the election or appointment of the Living Trust's nominee as director and thereafter for so long as at least one such nominee is serving on the Board, the Living Trust shall: (i) with respect to the Company or the Common Stock, not make, engage or in any way participate in, directly or indirectly, any "solicitation" (as such term is used in the proxy rules of the SEC) of proxies or consents (whether or not relating to the election or removal of directors); (ii) except as provided for in the Purchase Agreement, not seek, alone or in concert with others, election or appointment to, or representation on, or nominate or propose the nomination of any candidate to, the Board; (iii) not initiate, propose or otherwise "solicit" (as such term is used in the proxy rules of the SEC) stockholders of the Company for the approval of stockholder proposals made to the Company whether made pursuant to Rule 14a-8 or Rule 14a-4 under the Securities Exchange Act of 1934, as amended, or otherwise, or cause or encourage or attempt to cause or encourage any other person to initiate any such stockholder proposal, regardless of its purpose; or (iv) cause all Common Stock beneficially owned by the Living Trust as to which it is entitled to vote at any meeting of stockholders or by written consent to be voted in favor of the election of each member of any slate of directors recommended by the Board that includes the Living Trust's nominees; provided, that each such nominee serving on the Board shall have voted in favor of such slate of director nominees.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement incorporated by reference herein as Exhibit 99.2.

On January 30, 2015, the Initial Offering closed and the Company issued and sold to the Living Trust the Initial Shares and the Initial Warrants and received $500,000.

The Initial Warrants are and, upon issuance, the Option Warrants will be, exercisable immediately and expire ten years from the date of issuance. The exercise price and the number of shares of Common Stock underlying the Warrants and issuable upon exercise of the Warrants are subject to customary anti-dilution adjustments to reflect any stock split, stock dividend, exchange of stock, reclassification or other transaction having a similar effect as set forth in the terms of the Warrants.  Subject to certain exceptions, including the issuance of Common Stock or other equity awards pursuant to the Company's equity compensation plans, the exercise price of the Warrants is subject to weighted-average anti-dilution protection in the event of further issuances of shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock at a purchase price less than the then-current exercise price of the Warrants.  In addition, upon the occurrence of certain "fundamental transactions," such as a merger or consolidation of the Company into another entity or a sale of all or substantially all of the Company's assets in a single transaction or a series of transactions, the holders of the Warrants, at their option, will be entitled to receive the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration receivable as a result of such "fundamental transaction" by a holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such "fundamental transaction."

The foregoing description of the Warrant is qualified in its entirety by reference to the full text of the Warrant incorporated by reference herein as Exhibit 99.3.

The Reporting Persons used personal funds (held in the Living Trust) to acquire the Initial Shares and the Initial Warrants.

Item 4.  Purpose of Transaction

The Reporting Persons intend to acquire the securities of the Company covered by this Schedule 13D for investment purposes. The Reporting Persons intend to continue to evaluate the Company's business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Company and other persons regarding the Company's affairs. Depending on such evaluations, and subject to any applicable limitations under the Purchase Agreement or the Securities Act of 1933, as amended, each Reporting Person may at any time and from time to time acquire Common Stock or other securities convertible or exchangeable for Common Stock or dispose of Common Stock or such other securities which it has acquired.

Any acquisition or disposition of Common Stock or such other securities by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise. Any such transactions may be effected at any time and from time to time subject to any applicable limitations under the Securities Act of 1933, as amended. Except as described herein, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D (except for the Living Trust's right to nominate a director for election to the Board as described in Item 3 of this Schedule 13D).

Item 5.  Interest in Securities of the Issuer.

a.
As of the date hereof, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own) the 769,231 Initial Shares and the 15,384,616 shares of Common Stock subject to the Option Shares and Warrants, which Option Shares and Warrants the Reporting Persons may be deemed to have a right to acquire within 60 days of January 30, 2015. The Initial Shares and the shares subject to the Option Shares and Warrants represent approximately 54.03% of the outstanding Common Stock of the Company, based on 13,743,926 shares of Common Stock outstanding as of September 30, 2014, as disclosed by the Company in its most recent Quarterly Report on Form 10-Q filed with the SEC on November 14, 2014, plus the Initial Shares and the shares subject to the Option Shares and Warrants. Accordingly, the percentage of outstanding shares of Common Stock that may be beneficially owned by each Reporting Person is approximately 54.03%

b.	As of the date hereof, the Reporting Persons have shared voting and dispositive power over 16,153,847 shares of Common Stock.

c.	Except for the Initial Offering, no transactions in shares of Common Stock were effected by the Reporting Persons during the past sixty days.

d.
No person other than the Reporting Persons currently has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in this Item 5.

e.	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 3 of this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or operation arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Exhibit Name
99.1	Joint Filing Agreement, dated February 25, 2015, by and between Leslie G. Rudd and the Leslie G. Rudd Living Trust U/T/A dated March 31, 1999.
99.2
Securities Purchase Agreement, dated as of January 30, 2015, by and between 4Licensing Corporation and the Leslie G. Rudd Living Trust U/T/A dated March 31, 1999 (incorporated by reference to Exhibit 10.1 to 4Licensing Corporation's Current Report on Form 8-K filed with the SEC on February 5, 2015).

99.3	Common Stock Purchase Warrant, dated as of January 30, 2015 (incorporated by reference to Exhibit 4.1 to 4Licensing Corporation's Current Report on Form 8-K filed with the SEC on February 5, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2015	*
Leslie G. Rudd

Leslie G. Rudd Revocable Trust U/T/A dated March 31, 1999

	By:	*
Leslie G. Rudd, Trustee

	*By:	/s/ Darrell Swank
Darrell Swank as Attorney-in-Fact

* This Schedule 13D was executed by Darrell Swank pursuant to a Durable Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of the Issuer by the Reporting Persons filed with the Securities Exchange Commission on February 25, 2015, and incorporated herein in its entirety by reference.

EXHIBIT INDEX

Exhibit No.	Exhibit Name
99.1	Joint Filing Agreement, dated February 25, 2015, by and between Leslie G. Rudd and the Leslie G. Rudd Living Trust U/T/A dated March 31, 1999.
99.2
Securities Purchase Agreement, dated as of January 30, 2015, by and between 4Licensing Corporation and the Leslie G. Rudd Living Trust U/T/A dated March 31, 1999 (incorporated by reference to Exhibit 10.1 to 4Licensing Corporation's Current Report on Form 8-K filed with the SEC on February 5, 2015).

99.3	Common Stock Purchase Warrant, dated as of January 30, 2015 (incorporated by reference to Exhibit 4.1 to 4Licensing Corporation's Current Report on Form 8-K filed with the SEC on February 5, 2015).